Exhibit 15.3

April 18, 2023

BeyondSpring Inc. (the “Company”)
39th Floor 28 Liberty Street
New York, New York 10005
The United States of America

Ladies and Gentlemen:

We have acted as legal advisors as to the laws of the People’s Republic of China to the Company in connection with the filing by the Company with the United States Securities and Exchange Commission of an annual report on Form 20-F for the fiscal year ended December 31, 2022 and any amendments thereto (the “Annual Report”). We hereby consent to the use and reference to our name and our opinions and views in the Annual Report.

We further consent to the filing of this letter as an exhibit to the Annual Report.

Sincerely yours,

/s/ Han Kun Law Offices

Han Kun Law Offices